April 27, 2005

John Hartz, Senior Assistant Chief Accountant
Tracey Houser, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Donaldson Company, Inc. Form 10-K for the fiscal year ended July 31, 2004 Filed October 7, 2004 Forms 10-Q for the quarters ended October 31, 2004 and January 31, 2005 File No. 1-07891

Dear Mr. Hartz and Ms. Houser:

This letter is in response to your letter dated April 19, 2005 (the “SEC Comment Letter”) regarding the above-mentioned filings. Pursuant to your request, we are responding to comments (1) through (3) set forth in the SEC Comment Letter, in the order in which they appear in that Letter. For your ease of reference, we have reproduced your comments in the text of this letter.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended July 31, 2004

MD&A, Results of Operations

1.

If you had properly recorded the inter-company dividend in June of 2003, the quarterly net earnings would have been lower by 7.4%. This would also have eliminated an upward trend in earnings by showing less net earnings than the previous quarter instead of the reported increase of 7%. APB 20 requires that the correction of an error be recorded on a retroactive basis to the prior periods affected. However because you did not consider the amount of the errors to be material, you recorded the correction in the fourth quarter of 2004. This caused the net earnings of that quarter to be understated by 8.4%. We also note that the error represented 8.8% of segment earnings in 2004.

Because you did not record the error in June 2003, you altered the trends in quarterly earnings. You also note in your response, that if recorded, the lower earnings would have caused you to not meet earnings expectations. Considering the magnitude of these misstatements on quarterly earnings, please provide for us an expanded analysis of how you and your auditors consider the materiality of this accounting error, specifically addressing the impact on quarterly and segment earnings.

In addition, it appears that the disclosures surrounding this accounting error could have been more transparent. In order for the disclosures in Notes K and M to be meaningful, you will need to provide explanatory footnotes describing that the fourth quarter of 2004 and the Industrial Products segment were understated due to correcting the error in that period rather than retroactively. Regardless of the disposition of this issue, please explain to us how you intend to discuss the comparative fourth quarter and segment earnings in future filings.

Donaldson Response – 1

We performed a thorough analysis of the impact of this error on all aspects of our reported results at the time that the error was identified and as explained in our earlier response and supplemented below, concluded that restatement of our financial statements was not necessary due to immateriality. We intended for our treatment to be forthright and transparent with respect to the error so that an investor would have a full understanding of the amount and significance of the error. As discussed below, we will provide additional disclosure in our Form 10-K for our fiscal 2005 year-end, based on the Staff’s observations that additional disclosure would be helpful to the reader. This suggestion is consistent with our objective of providing transparent disclosure to our investors such that they will have the necessary information to assess our performance this year compared to prior years.

At the time of our analysis, we considered all of the observations pointed out by the Staff in the first two paragraphs of Comment Number One in coming to our conclusion that the impact of this error was not material to any portion of our reported results. We also obtained the concurrence of our external auditors related to our conclusions. The following paragraphs provide further explanation of our considerations related to our 2003 quarterly results and the impact of the error on our segment earnings.

We believe that our conclusion was consistent with the guidance in APB No. 28, paragraph 29, as the amount, representing 2.1% of 2004 and 2003 annual earnings, was not material to our full fiscal year. While we acknowledged in our analysis of the error that the change in earnings from the third quarter to the fourth quarter of 2003 was modified from an increase to essentially flat ($189,000 decrease), we did not believe that this represented a trend. From quarter to quarter, it is not uncommon for us to experience a decrease in earnings compared to the previous quarter. In fact, during fiscal 2003, the reported earnings of the first quarter were lower than the fourth quarter of fiscal 2002, and the earnings of the second quarter of fiscal 2003 were lower than the first quarter of fiscal 2003. We have experienced a general increase in profits in the second half of our year, which results in our third and fourth quarter results being generally stronger than the first and second quarter results. This remained consistent in both fiscal 2003 and 2004.

While we do not provide specific earnings guidance to our analysts, we considered the impact that this error had on analysts’ expectations as part of our analysis. We noted that the error would have caused us to miss the analysts’ expectations for the fourth quarter of 2003 by $0.015 (post-split basis), but the analysts’ expectations did not affect our judgment in closing the books for the fourth quarter of 2003 as we did not become aware of the error until the fourth quarter of 2004. As those estimates are in the past, any adjustment to those numbers in the fourth quarter of 2004 would not affect the historical estimates by analysts. Regardless of analysts’ expectations, we did announce to the market the impact of the error as part of announcing our fourth quarter 2004 results, the quarter in which the error was identified. At that time, we also announced the impact of warranty and litigation matters which impacted our results. We missed the analysts’ expectations in the fourth quarter of 2004, but that was due to the litigation and warranty issues which also occurred during the quarter. The correction of the error alone would not have caused us to miss expectations for the fourth quarter of 2004. It should be noted that our stock price was not adversely impacted by the disclosure of our fourth quarter fiscal 2004 results. In fact, the stock traded essentially unchanged ($28.28 one day before announcement, $28.29 the day of announcement, $28.24 the day after announcement). Because of the full disclosure we made at the time of our earnings announcement on August 31, 2004, analysts and investors were able to understand the impact of this error. Due to this disclosure, and given the relative immateriality of the error, it resulted in minimal discussion on our analyst call.

Paragraph 29 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information indicates that segment information reported, “shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.” Paragraph 31 of that same standard discusses the need to provide explanations of the measurements of segment profit or loss. Therefore, we will add additional disclosure to Note K (or its current year equivalent) in our Fiscal 2005 Form 10-K to discuss the fact that management used these results for purposes of making decisions and allocating resources for both 2003 and 2004, but the error was included in the 2003 results and corrected in the 2004 results. While we provided the analysis showing the impact of the results on our segments to further support that the amount was not significant (less than 10% impact to a footnote disclosure and did not impact the year over year trend), we feel the numbers themselves are appropriately recorded in accordance with SFAS 131 as those were the results utilized by our chief operating decision maker.

The foregoing information should provide the Staff with additional insight into the basis and rationale for our conclusion. While we concluded that the error in question was not material, our intent has been and remains to be forthright and transparent in our disclosures. We believe our disclosures, including those that will be made in our fiscal 2005 Form 10-K, provide the readers with all the information they need to assess the impact of this matter on our business’s performance. Based on the Staff’s comments and observations that we could provide additional information to help a reader of our financial statements assess our results, we are prepared to provide additional information in Notes K and M in our upcoming Form 10-K for our current fiscal year, ending July 31 to assist an investor’s understanding of this matter, as set forth in the following proposed Notes:

Note K (or current year equivalent note)

The following will be inserted after the first table which lists key financial metrics by segment:

“During fiscal 2004, an error was identified totaling $3.6 million (at 2004 exchange rates) relating to 2003 transactions between certain European subsidiaries and the United States in our Industrial Products Segment. We assessed the materiality of these transactions on our reported results for both years and determined that they were not material. However, if the error had been identified and recorded in 2003, the Industrial Products segment would have reported $3.3 million less earnings before income taxes for 2003 and $3.6 million more earnings before income taxes for 2004. The difference between these two out of period adjustments is due to exchange rate fluctuations between the US Dollar and the Euro.”

Note M (or current year equivalent note)

The following will be inserted after the table of quarterly results related to 2004 quarters:

“During fiscal 2004, an error was identified having an impact of $2.2 million on our net earnings (at 2004 exchange rates). This error related to 2003 transactions between certain European subsidiaries and the United States. We assessed the materiality of these transactions on our reported results for the fourth quarter of 2004 and determined that it was not material. However, if the error had been identified and recorded in 2003, our reported net earnings would have been $2.2 million higher in the fourth quarter of 2004 than reported above.”

In addition, in our upcoming fiscal 2005 Form 10-K, in situations where comparisons of 2005 to 2004 results are impacted by the out of period adjustment in 2004, we will provide additional explanations, as applicable.

We believe that based upon our analysis of this matter which included analysis of the impact to our annual results, trends followed by our investors and analysts,

segment results utilized to allocate resources, the impact of the error was not material to any of our annual or quarterly results. In addition, we have fully disclosed this amount to investors, who by their reaction validated that this was an insignificant amount. We will add the disclosures noted above to our future filings, beginning with our Form 10-K for the period ending July 31, 2005 in order to add further transparency to investors as they read our financial statements.

Note L Commitments and Contingencies

2.

We note that on August 12, 2004 the Court ruled in favor of EPC and that they were entitled to enhanced damages, interest and attorney fees and expenses totaling $19 million. Statement of Accounting Standard No. 5 “Accounting for Contingencies,” requires that when a contingent liability is both probable and estimable, the loss be accrued by a charge to income. In 2004 you disclosed that you increased your reserve by $5 million. We assume that in accordance with GAAP, the entire reserve represents your best estimate of the ultimate amount of the loss.

Paragraph 9 of SFAS 5 notes that disclosure of the nature of an accrual, and in some circumstances the amount accrued, may be necessary. In the past you have determined that such disclosures were not necessary.

Paragraph 10 of SFAS 5 requires that you disclose an estimate of the additional possible loss or range of loss or state that such an estimate cannot be made. You did not include such disclosures in your Form 10-K for the year ended July 31, 2004, or in subsequent interim reports. You have told us that you will now include these disclosures in future filings, as required by GAAP.

Disclosure of an adverse ruling, and an increase in the related reserve, without disclosure of the total amounts accrued or the range of possible additional loss, could imply to a reader that the increase provided fully for the higher range of possible loss. Considering the nature of the contingency, we urge you to consider the guidance in paragraph 9 of SFAS 5 which indicates that it may be appropriate to disclose the amount of the total accrual.

We assume that your objective is to provide a clear, easy to understand, transparent discussion concerning this substantial contingent liability. Therefore, in future filings, include an appropriate discussion that addresses the related underlying uncertainties such that a reader can gain an understanding as to why you believe that the losses may not be as high as the entire amount of the ruling. Please avoid legal generalities, and provide specific meaningful analysis to support the amount of the reserve.

Please provide us with your proposed disclosures addressing the above concerns. We may have further comment.

Donaldson Response – 2

We confirm that the entire reserve represents our best estimate of the ultimate amount of the loss. We have reserved an amount for the EPC litigation in accordance with GAAP and our intent is to provide investors with appropriate disclosure that assists them in understanding our financial situation and the basis for our determination.

As indicated in our last response, we will provide additional detail in future filings so that investors will have more information on the range of additional possible loss. We believe with the disclosure of the specific amount of potential additional loss ($12 million) and of the potential outcomes it is not necessary to identify the exact dollar amount of the current reserve and that to do so would not provide any further meaningful disclosure under Statement of Accounting Standard No. 5, Accounting for Contingencies. With the proposed additional disclosure, we believe an investor has adequate information to assess the level of our reserve. Furthermore, the exact amount of the reserve is not required pursuant to paragraph 9 of SFAS 5.

While the August 12, 2004 ruling gave EPC a judgment of approximately $19 million, which includes pre-judgment interest, EPC’s legal right to enforce that judgment is dependent upon the outcome of the appellate process. The parties must await the appellate court’s determination of the issues raised on appeal, all of which impact the proper damages, interest, attorney fees and expenses. Several of the issues raised on appeal will be decided by the Federal Circuit Court of Appeals under a de novo standard of judicial review, meaning that the court will exercise its own independent judgment. This applies to the claim construction on the EPC patent and other issues that impact the determination that the redesigned Donaldson product responsible for most of the product sales infringed on the EPC patent.

The appellate court’s decision on these issues could result in a wide range of outcomes, including a reduction in or elimination of the damages awarded or a new trial. After careful consideration of these factors, we determined by applying Statement of Accounting Standard No. 5, Accounting for Contingencies, that the amount reserved is the best estimate of the ultimate amount of the loss.

We will include additional discussion in future filings to assist investors in understanding the basis for our conclusion that the best estimate of the probable and estimable loss is less than the damages awarded in the judgment. The additional disclosure in our next filing will include information substantially in the following form:

“The Company and EPC have submitted written briefs to the Federal Circuit Court of Appeals and it is anticipated that the Court of Appeals will hold a hearing within the next several months. The Company has established an accounting reserve for this matter that in accordance with GAAP represents the Company’s best estimate of the ultimate amount of the loss. The amount of reasonably possible loss ranges from the possibility of a dismissal of EPC’s claims resulting in no loss, a partial decision in favor of the Company reducing the amount of potential loss or a new trial, up to affirming the $19 million dollar judgment. The maximum end of the range if the judgment were upheld would result in an additional $12 million loss to the Company, including estimated interest costs, over and above the amount currently reserved for the EPC litigation.

The Company believes that the existing reserve, which represents approximately thirty-five to forty-five percent of the initial judgment, is the best estimate of the ultimate amount of the loss based on its review of the case and the possible outcomes of the appeal, while taking into consideration that the Company remains open to a reasonable out-of-court resolution. The Company has asserted arguments in the pending appeal that support a reduction or elimination of the Company’s liability or a new trial. Several of the issues raised on appeal will be decided by the Federal Circuit Court of Appeals under a de novo standard of judicial review, meaning that the court will exercise its own independent judgment. This applies to the claim construction on the EPC patent and other issues that would impact the determination that the redesigned Donaldson product responsible for most of the product sales infringed on the EPC patent.

Based on these factors, the Company has determined that the reserve it has established under GAAP is the best estimate of the ultimate amount of loss under Statement of Accounting Standard No. 5, Accounting for Contingencies.”

Item 9A. Controls and Procedures

3.

We note your response to prior comment 3. Your revised disclosure only addresses whether your disclosure controls and procedures were effective at “alerting them on a timely basis of material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. As previously requested, please revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Donaldson Response – 3

Consistent with the Staff’s comments, we intend to revise the second sentence of Item 9A (10-K) and Item 4 (10-Q) in all future filings (assuming that it is accurate with respect to the period in question) to read as follows:

“Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

If you have any further questions, please contact the undersigned at (952) 887-3505 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ Thomas R. VerHage

Thomas R. VerHage
Vice President and Chief Financial Officer